MERK INVESTMENTS LLC

555 Bryant St #455 · Palo Alto, CA 94301

VanEck Merk Gold Trust
2 Hanson Place
Brooklyn, NY 11217

September 16, 2015

RE: COUNT OF GOLD BULLION

To whom it may concern:

As the President of the Sponsor of the VanEck Merk Gold Trust (NYSE: OUNZ, "Trust"), I am authorized to visit the premises of the Trust's custodian for the purpose of examining the Trust's gold.

On Friday, September 16, 2015, I conducted an on-site inspection of the Trust's gold at the London vault of JPMorgan Chase Bank, N.A. ("Custodian"). My inspection included a complete count of the gold bars held in the Trust allocated account.

At the time of my inspection, 302 Gold Bars were held by the Custodian on behalf of the Trust on an allocated basis.

In total, according to the records of the Custodian, 121,837.689 fine troy ounces of Gold were held on an allocated basis. The Gold Bars weighed between 377.261 and 423.915 fine ounces of Gold with a purity between 99.55% and 99.99%. These records are consistent with those of Bank of New York Mellon (the "Trustee") and my inspection.

No anomalies were identified during my inspection.

Merk Investments LLC

Axel Merk

For a definition of the capitalized terms, please also see the Trust's prospectus at merkgold.com/prospectus.